Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form S-1 (File No. 333-292145) of our report dated March 27, 2024, except for Notes 1 and 2, as to which date is July 23, 2024, and except for the reverse stock split described in Note 1, as to which the date is January 20, 2026, relating to the consolidated financial statements of Cardiff Lexington Corporation and Subsidiaries (the “Company”) as of and for the year ended December 31, 2023. Our report includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern and an emphasis of matter paragraph with respect to a restatement of the 2023 financial statements. We also consent to the reference to our firm under the heading “Experts” appearing therein.

/s/ Grassi & Co., CPAs, P.C.

Jericho, New York

January 20, 2026